Exhibit (a)(12)
ANNEX II
[LETTERHEAD OF UBS SECURITIES LLC]
July 2, 2007
The Board of Directors
Option Care, Inc.
485 Half Day Road, Suite 300
Buffalo Grove, Illinois 60089
Dear Members of the Board:
     We understand that Option Care, Inc., a Delaware corporation (“Option Care”), is considering a transaction whereby Walgreen Co., an Illinois corporation (“Walgreen”), will acquire Option Care. Pursuant to the terms of an Agreement and Plan of Merger, draft dated July 1, 2007 (the “Merger Agreement”), among Walgreen, Bison Acquisition Sub Inc., a Delaware corporation and wholly owned subsidiary of Walgreen (“Sub”), and Option Care, (i) Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of Option Care (“Option Care Common Stock”) at a purchase price of $19.50 per share in cash (the “Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into Option Care (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Option Care Common Stock not previously tendered will be converted into the right to receive the Consideration. Simultaneously with the execution of the Merger Agreement, certain stockholders of Option Care are entering into stockholder agreements with Walgreen and Sub (such stockholders, the “Excluded Holders”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
     You have requested our opinion as to the fairness, from a financial point of view, to the holders of Option Care Common Stock (other than Walgreen, Sub, the Excluded Holders and their respective affiliates) of the Consideration to be received by such holders in the Transaction.
     UBS Securities LLC (“UBS”) has acted as financial advisor to Option Care in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Option Care and Walgreen and, accordingly, may at any time hold a long or short position in such securities.
     Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Option Care or Option Care’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of Option Care as to whether such stockholder should tender shares of Option Care Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Merger Agreement will not differ in any material respect from the draft that we have reviewed, (ii)

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The Board of Directors
Option Care, Inc.
July 2, 2007

Option Care and Walgreen will comply with all material terms of the Merger Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Option Care or the Transaction.
     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to Option Care; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Option Care that were provided to us by the management of Option Care and not publicly available, including financial forecasts and estimates prepared by the management of Option Care; (iii) conducted discussions with members of the senior management of Option Care concerning the business and financial prospects of Option Care; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Option Care Common Stock; (vii) reviewed the Merger Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your direction, we contacted third parties to solicit indications of interest in a possible transaction with Option Care and held discussions with certain of these parties prior to the date hereof.
     In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Option Care, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Option Care as to the future performance of Option Care. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.
     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Option Care Common Stock (other than Walgreen, Sub, the Excluded Holders and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.
     This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.
Very truly yours,
/s/ UBS Securities LLC
UBS SECURITIES LLC

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